

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

May 18, 2017

James Kruger
Chief Financial Officer
Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508

> **Re: Nelnet, Inc.**
> **Definitive Proxy Statement**
> **Filed April 14, 2017**
> **File No. 001-31924**

Dear Mr. Kruger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services